RNS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 17:33:18 18 November 2022

RNS Number : 9721G
Unilever PLC
18 November 2022

TRANSACTIONS IN OWN SECURITIES

18 November 2022

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	18 November 2022
Number of ordinary shares purchased:	21
Highest price paid per share:	GBp 4,056.0000
Lowest price paid per share:	GBp 4,047.0000
Volume weighted average price paid per share:	GBp 4,050.8571

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date.

Following the purchase of these shares, Unilever holds 94,234,215 of its ordinary shares in treasury and has 2,535,009,557 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	-	-
BATS	4,056.0000	9
Chi-X	4,047.0000	12
Turquoise	-	-
Aquis	-	-

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBp)	Trading Venue	Time
9	4,056.0000	BATE	10:17:12
12	4,047.0000	CHIX	15:41:45

END

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